Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04045837

SUPPL

RECEIVED
OCT 2 5 2004
SEC MAIL PROCESSING SECTION
WASH, D.C. 208

October 19, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
NOV 0 3 2004
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

Man Group plc
19 October 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 October 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$21.57 down 1.10% from the previous week.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 October 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 October 2004 it purchased for cancellation 50,000 of its ordinary shares at a price of 1273.3 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
12 October 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 11 October 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$21.81 up 2.73% from the previous week.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Man Group plc have received notification on 8 October 2004 that on 5 October 2004 Barclays PLC and various of its subsidiaries no longer had a notifiable interest in the share capital of Man Group plc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase	17,350
Lloyds Bank Nominees Limited	407,259
ds Bank (Stock Exchange Branch) Nominees Limited A/C	1,100
MSCO	36,209
Goldman Sachs and Co	19,900
Chase Nominees Limited	4,448,507
Bankers Trust	32,288
Nortrust Nominees Limited	19,400
BT Globenet Nominees Ltd	169,149
Bank of New York - Europe	32,000
Northern Trust	1,168,138
HSBC	228,871
State Street Nominees Ltd	911,219
Mellon Trust	190,600
ING Luxembourg	10,702
Royal Trust	11,563
HSBC Client Holdings Nominee (UK) Ltd	49,200
Bank of New York - London	898,322
State Street Bank & Trust	1,010,932
Mellon Bank	103,969
Bermuda Far East	13,249
Citibank	92,300
Bank of Bermuda	138,741
Deutsche Bank AG, London	152,436
JP Morgan	960,570
Brown Brothers Harriman	106,891
Mellon Nominees Ltd	62,700

Chase Manhattan Bank London	1,232,847
Mellon Bank N.A.	202,654
Brown Brothers Harriman Ltd.LUX	225,293
MSS Nominees Limited	116,565
Deutsche Bank	5,060,526
State Street Hong Kong	5,800
Societe Generale	17,706
Nomura Trust and Banking	14,500
HSBC Bank plc	110,200
Chase Manhattan Bank AG Frankfurt	43,488
Master Trust Bank of Japan	45,425
Bank of New York, Brussels	185,911
National Australia Bank	33,980
PICG	2,800
BNP Paribas	20,825
Morgan Stanley Trust Co. Nominees Limited Bank	400
Bank of New York	139,100
State Street Munich	10,200

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

5 October 2004

12. Total holding following this notification

18,761,785

13. Total percentage holding of issued class following this notification

6.07%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

6 October 2004

Man Group plc
4 October 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 September 2004, the Net Asset Value of Athena Guaranteed Futures Ltd was US$68.37, up 2.61% from the previous month.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

1 October 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 30 September 2004 it purchased for cancellation 400,000 of its ordinary shares at a price of 1194.71 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

On 30th September 2004, the following share transactions were completed by directors of Man Group plc:

Mr Harvey McGrath, Chairman of the Company, purchased 50,000 ordinary shares in Man Group plc at an average price of 1199.46p. Following this transaction Mr McGrath holds 6,196,800 shares in the Company representing approximately 2.01% of the issued share capital.

Mr Stanley Fink, Chief Executive of the Company, purchased 100,000 ordinary shares in Man Group plc at an average price of 1199.46p per share. Following this transaction Mr Fink is deemed to be interested in a total of 4,906,887 Man Group plc ordinary shares representing approximately 1.59% of the Company's issued share capital.

Mr Peter Clarke, Director of the Company, purchased 4,200 ordinary shares in Man Group plc at a price of 1199.46p. Following this transaction Mr Clarke is deemed to be interested in a total of 669,185 Man Group plc ordinary shares representing approximately 0.22% of the company's issued share capital.

Mr Kevin Davis, Director of the Company, purchased 4,200 ordinary shares in Man Group plc at a price of 1199.46p. Following this transaction Mr Davis is deemed to be interested in a total of 1,332,261 Man Group plc ordinary shares representing approximately 0.43% of the company's issued share capital.

Mr Christopher Chambers, Director of the Company, purchased 4,200 ordinary shares in Man Group plc at a price of 1199.46p. Following this transaction Mr Chambers is deemed to be interested in a total of 170,369 Man Group plc ordinary shares representing approximately 0.06% of the company's issued share capital.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder		Account Designation	Holding
Bank of Ireland			50,178
BARCLAYS TRUST CO AS EXEC/ADM			13
Barclays Trust Co E99			50
CHASE NOMINEES LTD		16376	170,996
CHASE NOMINEES LTD		20947	2,436,059
CHASE NOMINEES LTD		21359	144,513
CIBC MELLON GLOBAL SECURITIES			13,339
Clydesdale Nominees	HGB0125	323364	514
Clydesdale Nominees	HGB0125	323372	1,315
Clydesdale Nominees	HGB0125	323496	900
Clydesdale Nominees	HGB0125	324018	221
Clydesdale Nominees	HGB0125	324085	374
Clydesdale Nominees	HGB0125	324492	2,666
Clydesdale Nominees	HGB0125	486590	4,177
Clydesdale Nominees	HGB0125	497036	205
Clydesdale Nominees	HGB0125	593965	306
Clydesdale Nominees	HGB0125	594198	202
Clydesdale Nominees	HGB0125	594465	380
Clydesdale Nominees	HGB0125	595534	561
Clydesdale Nominees	HGB0125	595712	238
Clydesdale Nominees	HGB0125	595801	428
Clydesdale Nominees	HGB0125	595968	237
Clydesdale Nominees	HGB0125	596123	387
Clydesdale Nominees	HGB0125	596980	862
Clydesdale Nominees	HGB0125	597103	219
Clydesdale Nominees	HGB0125	597324	707
Clydesdale Nominees	HGB0125	597332	211
Clydesdale Nominees	HGB0125	597375	702
Clydesdale Nominees	HGB0125	597383	903
Clydesdale Nominees	HGB0125	597448	685

Clydesdale Nominees	HGB0125	597537	239
Clydesdale Nominees	HGB0125	597758	470
Clydesdale Nominees	HGB0125	645442	635
Clydesdale Nominees	HGB0125	651361	245
Clydesdale Nominees	HGB0125	668604	213
Clydesdale Nominees	HGB0125	678693	427
Clydesdale Nominees	HGB0125	679401	3,257
Clydesdale Nominees	HGB0125	691088	375
Clydesdale Nominees	HGB0125	692386	1,070
Clydesdale Nominees	HGB0125	693030	680
Clydesdale Nominees	HGB0125	693404	400
Clydesdale Nominees	HGB0125	693900	490
Clydesdale Nominees	HGB0125	694028	219
Clydesdale Nominees	HGB0125	694222	309
Clydesdale Nominees	HGB0125	694516	415
Clydesdale Nominees	HGB0125	697329	2,143
Clydesdale Nominees	HGB0125	697388	242
Clydesdale Nominees	HGB0125	697418	450
Clydesdale Nominees	HGB0125	697434	2,500
Clydesdale Nominees	HGB0125	697663	2,650
Clydesdale Nominees	HGB0125	697701	189
Clydesdale Nominees	HGB0125	702950	259
Clydesdale Nominees	HGB0125	703140	237
Clydesdale Nominees	HGB0125	703310	350
Clydesdale Nominees	HGB0125	703353	490
Clydesdale Nominees	HGB0125	703396	313
Clydesdale Nominees	HGB0125	703876	230
Clydesdale Nominees	HGB0125	703884	321
Clydesdale Nominees	HGB0125	703914	192
Clydesdale Nominees	HGB0125	704007	215
Clydesdale Nominees	HGB0125	807507	1,403
Clydesdale Nominees	HGB0125	807663	311
Clydesdale Nominees	HGB0125	830118	374
Clydesdale Nominees	HGB0125	866805	459
Clydesdale Nominees	HGB0125	870357	945
Clydesdale Nominees	HGB0125	886083	278
Clydesdale Nominees	HGB0125	887365	312
Clydesdale Nominees	HGB0125	1200106	1,800
Clydesdale Nominees	HGB0125	3000000	303
Clydesdale Nominees	HGB0125	3000441	180
Clydesdale Nominees	HGB0125	3100012	239
Clydesdale Nominees	HGB0125	3100071	635
Clydesdale Nominees	HGB0125	3100241	250
Clydesdale Nominees	HGB0125	3100420	385
Clydesdale Nominees	HGB0125	3100926	846
Clydesdale Nominees	HGB0125	3101086	784
Clydesdale Nominees	HGB0125	3101175	200
Clydesdale Nominees	HGB0125	3101280	409
Clydesdale Nominees	HGB0125	3101868	283
Clydesdale Nominees	HGB0125	3101876	499
Clydesdale Nominees	HGB0125	3102058	244
Clydesdale Nominees	HGB0125	3102317	244
Clydesdale Nominees	HGB0125	3102546	498
Clydesdale Nominees	HGB0125	3102554	3,000
Clydesdale Nominees	HGB0125	3102660	223
Clydesdale Nominees	HGB0125	3103119	344

Clydesdale Nominees	HGB0125	3105510	262
Clydesdale Nominees	HGB0125	3105600	382
Clydesdale Nominees	HGB0125	3105820	225
Clydesdale Nominees	HGB0125	7000093	343
Clydesdale Nominees	HGB0125	7000662	311
Clydesdale Nominees	HGB0125	7000697	2,084
Clydesdale Nominees	HGB0125	7000832	223
Clydesdale Nominees	HGB0125	7001065	276
Clydesdale Nominees	HGB0225	222649	226
Clydesdale Nominees	HGB0225	484015	547
Clydesdale Nominees	HGB0225	595798	450
Clydesdale Nominees	HGB0225	597278	4,500
Clydesdale Nominees	HGB0225	597758	342
Clydesdale Nominees	HGB0225	673551	200
Clydesdale Nominees	HGB0225	701601	571
Clydesdale Nominees	HGB0225	703213	228
Clydesdale Nominees	HGB0225	703825	289
Clydesdale Nominees	HGB0225	703833	1,264
Clydesdale Nominees	HGB0225	870934	1,195
Clydesdale Nominees	HGB0225	878188	290
Clydesdale Nominees	HGB0325	486590	325
Clydesdale Nominees	HGB0325	703094	251
Clydesdale Nominees	HGB0325	870934	392
Clydesdale Nominees	HGB1025	837619	1,967
INVESTORS BANK AND TRUST CO.			2,068
INVESTORS BANK AND TRUST CO.			113,773
INVESTORS BANK AND TRUST CO.			419
INVESTORS BANK AND TRUST CO.			3,230
INVESTORS BANK AND TRUST CO.			1,337,454
INVESTORS BANK AND TRUST CO.			66,658
INVESTORS BANK AND TRUST CO.			114,448
INVESTORS BANK AND TRUST CO.			396,831
INVESTORS BANK AND TRUST CO.			212,439
INVESTORS BANK AND TRUST CO.			714,748
INVESTORS BANK AND TRUST CO.			49,601
INVESTORS BANK AND TRUST CO.			7,731
INVESTORS BANK AND TRUST CO.			3,288
INVESTORS BANK AND TRUST CO.			350,316
INVESTORS BANK AND TRUST CO.			65,262
JP MORGAN (BGI CUSTODY)		16331	75,817
JP MORGAN (BGI CUSTODY)		16338	19,971
JP MORGAN (BGI CUSTODY)		16341	206,872
JP MORGAN (BGI CUSTODY)		16341	110,750
JP MORGAN (BGI CUSTODY)		16342	37,583
JP MORGAN (BGI CUSTODY)		16344	33,325
JP MORGAN (BGI CUSTODY)		16345	54,781
JP MORGAN (BGI CUSTODY)		16400	3,128,439
JP MORGAN (BGI CUSTODY)		17011	4,987
JP MORGAN (BGI CUSTODY)		18409	162,971
JPMORGAN CHASE BANK			8,410
JPMorgan Chase Bank			58,608
JPMorgan Chase Bank			108,238
JPMorgan Chase Bank			103,445
JPMorgan Chase Bank			19,260
JPMorgan Chase Bank			2,954
JPMorgan Chase Bank			54,567

JPMorgan Chase Bank		61,949
JPMorgan Chase Bank		2,461
JPMorgan Chase Bank		11,700
JPMorgan Chase Bank		18,088
JPMorgan Chase Bank		4,238
JPMorgan Chase Bank		18,888
JPMorgan Chase Bank		33,958
JPMorgan Chase Bank		7,748
JPMorgan Chase Bank		30,008
JPMorgan Chase Bank		137,420
JPMorgan Chase Bank		33,471
JPMorgan Chase Bank		11,827
JPMorgan Chase Bank		2,743
JPMORGAN CHASE BANK		42,551
JPMORGAN CHASE BANK		42,074
Master Trust Bank		13,415
Mellon Trust - Boston & SF		46,104
Mellon Trust - Boston & SF		42,070
MELLON TRUST OF NEW ENGLAND		64,166
Mitsubishi Trust International		1,647
Mitsubishi Trust International		10,353
NORTHERN TRUST BANK - BGI SEPA		60,411
NORTHERN TRUST BANK - BGI SEPA		10,042
NORTHERN TRUST BANK - BGI SEPA		42,760
R C Greig Nominees Limited a/c	BL1	7,200
R C Greig Nominees Limited a/c	CM1	2,685
R C Greig Nominees Limited GP1	GP1	17,209
R C Greig Nominees Limited SA1	SA1	14,901
State Street		4,499
State Street		1,996
STATE STREET BOSTON		24,309
STATE STREET BOSTON		263,945
Sumitomo TB		5,012
Swan Nominees Limited		1,580
ZEBAN NOMINEES LIMITED		477,482
Total		**12,085,518**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

1 October 2004

12. Total holding following this notification

12,085,518

13. Total percentage holding of issued class following this notification

3.91%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

1 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase	17,350
Lloyds Bank Nominees Limited	407,259
ds Bank (Stock Exchange Branch) Nominees Limited A/C	1,100
MSCO	36,209
Goldman Sachs and Co	19,900
Chase Nominees Limited	4,372,379
Bankers Trust	32,288
Nortrust Nominees Limited	20,300
BT Globenet Nominees Ltd	169,149
Bank of New York - Europe	32,000
Northern Trust	1,168,138
HSBC	228,871
State Street Nominees Ltd	914,719
Mellon Trust	190,600
ING Luxembourg	10,702
Royal Trust	11,563
HSBC Client Holdings Nominee (UK) Ltd	49,200
Bank of New York - London	898,322
State Street Bank & Trust	1,021,732
Mellon Bank	107,469
Bermuda Far East	13,249
Citibank	92,300
Bank of Bermuda	138,741
Deutsche Bank AG, London	152,436
JP Morgan	903,972
Brown Brothers Harriman	106,891

Mellon Nominees Ltd	62,700
Chase Manhattan Bank London	914,647
Mellon Bank N.A.	202,654
Brown Brothers Harriman Ltd.LUX	225,293
MSS Nominees Limited	116,565
Deutsche Bank	5,060,526
State Street Hong Kong	5,800
Societe Generale	17,706
Nomura Trust and Banking	14,500
HSBC Bank plc	110,200
Chase Manhattan Bank AG Frankfurt	43,488
Master Trust Bank of Japan	45,425
Bank of New York, Brussels	186,511
National Australia Bank	33,980
PICG	2,800
BNP Paribas	20,825
Morgan Stanley Trust Co. Nominees Limited Bank	400
Bank of New York	139,100
State Street Munich	10,200

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

29 September 2004

12. Total holding following this notification

18,330,159

13. Total percentage holding of issued class following this notification

5.92%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

30 September 2004

30 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 29 September 2004 it purchased for cancellation 600,000 of its ordinary shares at a price of 1168.95 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

On 29th September 2004, Mr Jon Aisbitt, Non-Executive Director, bought 100,000 ordinary shares in Man Group plc at a price of 1200.23 pence per share. Following this transaction Mr Aisbitt is deemed to be interested in a total of 175,000 Man Group plc ordinary shares representing approximately 0.057% of the Company's issued share capital.

Press Release

Man Group plc

29 September 2004

Pre-Close Trading Update

Man Group plc ('Man Group'), the global provider of alternative investment products and agency brokerage, is today hosting a presentation by senior management for analysts and investors on the Man Financial business. At today's presentation Stanley Fink, the Chief Executive of Man Group plc, will make the following comments:

"The Man Group has continued to make good progress in the first half of the year. Demand for our fund products has continued to be strong, and the client money raised in the six months to 30 September 2004 was around $7.0 billion, split 38% private client product and 62% institutional product. Man Group funds under management at today's date are estimated to be $39 billion, up from $38.5 billion at 31 March 2004 and after taking into account the maturity of a major legacy account at RMF. These figures do not include the latest launch, Man RMF Multi-Style Series 2 Ltd, which will close in October. Redemptions, at $2.1 billion, remain at the low end of annualised long term experience. Net management fee income* will be up by over 30% on the first six months to 30 September 2003, reflecting the increased level of funds under management. Performance fees have been earned by several managers, including RMF and Glenwood, although net performance fee income* will be about half of the level of the first six months of last year, reflecting the weaker first quarter performance at AHL.

Brokerage net income* (excluding prior year exceptional items) will be up over 20% due to continued organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This result also reflects the continued development of matched principal business and further successful recruitment of producer teams, allowing the business to leverage off the existing infrastructure and client base.

Fully diluted underlying earnings per share** are expected to be up by about 25%.

With its long track record, and balance of investment management, structuring capability and distribution strength, the Man Group sees high levels of product demand continuing and is well placed to grow assets strongly. The Brokerage business continues to demonstrate the strength of its international franchise.

Accordingly, the Board is confident of continued significant growth in underlying earnings** for the year."

Man Group will announce its interim results on 4 November 2004 in US dollars, the Group's new presentation currency.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

There will be a dial-in for the Investor Presentation which begins at 9am today. Details are as follows:

UK Dial in number 020 8901 6928
Pin code Quote Man Group Investor Seminar

UK Replay number 020 8515 2499 (until 6pm on 1 October)
Pin code 611598#
US Replay number 1303 590 3000 (until 6pm on 1 October)
Pin code 11010553#

Prior year figures in US dollars:

	6 months to 30 September 2003	12 months to 31 March 2004
	$m	$m
Asset Management net management fee income*	199	459
Asset Management net performance fee income*	55	236
Brokerage*	52	120
	c	c
Underlying EPS**	62	141

Note: As disclosed in the trading statement issued on 7 July 2004, RMF had a series of agreements with a major institution that matured at the end of June. The total funds under management through these agreements was around $3.1 billion. Of this, $0.6 billion has been rolled into a new product for the institution and another $1.8 billion has been re-packaged and sold to other institutions - these amounts have been included in the figures shown above.
* Before goodwill amortisation
** Underlying earnings represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items).

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial 020 7653 6620
Paul Downes 07900 244888
Paul Lockstone 07876 685200
Lachlan Johnston 07989 304356
Vanessa Maydon 07802 961902